                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )

                           SC&T International, Inc.
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                               (Name of Issuer)

                      Common Stock, $.01 par value share
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                        (Title of Class of Securities)

                                  783975 10 5
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                                (CUSIP Number)

                           Stephen T. Burdumy, Esq.
                           Todd L. Silverberg, Esq.
                  Klehr, Harrison, Harvey, Branzburg & Ellers
                              1401 Walnut Street
                            Philadelphia, PA 19102
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 4, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













                       (Continued on following page(s))

                                  Page 1 of 6

PHIL1\36241-4

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CUSIP No.  783975 10 5                                     Page 2 of  6 Pages
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1                 NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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                  Capital Ventures International
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2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)      /  /

                                                                (b)      /  /

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3                 SEC USE ONLY

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4                 SOURCE OF FUNDS*

                  WC
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5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
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6                 CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands
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                             7       SOLE VOTING POWER

                                     6,393,145
NUMBER OF                    --------------------------------------------
SHARES                       8       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                             N/A
EACH                         --------------------------------------------
REPORTING                    9       SOLE DISPOSITIVE POWER
PERSON
WITH                                 6,393,145
                             -------------------------------------------
                             10      SHARED DISPOSITIVE POWER
                                     N/A
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11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     6,393,145
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12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                                /  /

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13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      55.2 % **
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14                TYPE OF REPORTING PERSON*
                  CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
**Based upon the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and giving effect to the conversion of the Series A Preferred Shares held by CVI, the number of shares of Common Stock outstanding is 11,579,238. The percent of class represented by the amount in row (11) does not take into account 76,426,319 shares of common stock of the Company potentially issuable upon conversion of all outstanding shares of Series A Preferred Stock not owned by CVI (assuming a conversion price of $0.129 per share determined with reference to the closing bid prices for the Company's Common Stock on the ten consecutive trading days preceding December 12, 1996). If such shares were included in this calculation, the percentage beneficial ownership reported in Row 13 would be 7.26 %. As of the date hereof, the Company is authorized to issue 25,000,000 shares of Common Stock. See Items 3 and 4 of the Initial Filing for a further discussion with respect to such other purchasers.

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CUSIP No.  783975 10 5                                       Page 3 of  6 Pages
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                                 Statement of
                     Reporting Persons (as defined below)

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                           SC&T INTERNATIONAL, INC.



                  This statement relates to the common stock ("Common Stock") of SC&T International, Inc. (the "Company"). This statement constitutes Amendment No. 1 to the Schedule 13D of Capital Ventures International ("CVI") filed with the Commission on October 3, 1996 (the "Initial Filing"). In the Initial Filing, CVI reported its ownership of 100 shares of the Company's Series A Preferred Stock and the potential for its ownership of certain shares of Common Stock issuable upon conversion of such shares of Series A Preferred Stock. As previously reported, each share of Series A Preferred Stock was convertible into such number of shares of Common Stock as was equal to $10,000 (subject to increase at a rate of eight percent (8%) per annum) divided by a conversion price equal to the lower of (a) $7.75 ("Fixed Conversion Price") and (b) 85% of the average of the closing bid prices for the Common Stock on the NASDAQ Small- Cap Market for the 10 consecutive days ending 1 trading day prior to the date of conversion. At the time of the Initial Filing, less than 135,000 shares of Common Stock (representing less than 2.54% of the Company's issued and outstanding Common Stock ) were issuable upon conversion of the Series A Preferred Stock based on the Fixed Conversion Price. Nevertheless, due to the number of shares of Common Stock potentially issuable to CVI upon conversion of the Series A Preferred Stock based upon then current market prices, CVI voluntarily filed the Initial Filing in order to provide full disclosure of its holdings in the Company's securities. Except as disclosed herein, there has been no change in the information previously reported in the Initial Filing. Capital terms not defined herein shall have the meanings ascribed to them in the Initial Filing.


Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended to include the following information:

                  "On December 4, 1996 (the "Conversion Date"), CVI was issued an aggregate of 6,393,145 shares of Common Stock in connection with the conversion of all of its Preferred Shares. The Preferred Shares were converted into Common Stock based on a Conversion Price of $0.16204 per share, which represented 85% of the average of the closing bid prices for the Common Stock on the NASDAQ Small-Cap Market for the ten consecutive trading days ending one trading day prior to the date CVI issued its notice of conversion of the Preferred Shares.

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CUSIP No.  783975 10 5                                       Page 4 of  6 Pages
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                  The shares of Common Stock acquired as a result of the
conversion of the Preferred Shares were issuable in accordance with the terms of the Preferred Shares described herein. As such, no additional consideration was paid in connection with the conversion.

Item 4.           Purpose of Transaction.

                  Item 4 is hereby amended by deleting the last paragraph and by adding the following in place thereof:

                  "On December 4, 1996, CVI was issued an aggregate of 6,393,145 shares of Common Stock in connection with the conversion of all of its Preferred Shares. The purpose of the acquisition of the shares of Common Stock by CVI is for investment.

                  CVI has no immediate plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of
Item 4 of Schedule 13D. CVI may review or reconsider its position with respect to the Company or to the formulation of plans or proposals with respect to any such matter, but has no intention on the date hereof of doing so. Such plans or proposals, if any, shall be subject to any limitations that may be applicable under state or federal law.

                  CVI reserves its right to work with the Company's Board of Directors in formulating plans or proposals to direct the future of the Company and the scope of its business in such a way as to maximize the value of the Company to its shareholders. CVI may also, as appropriate, take steps as it may deem necessary and in accordance with applicable law, to gain representation on the Board, effect a change in control of the Company, or to otherwise effect the corporate strategy and/or direction of the Company.

                  CVI at all times reserves its right to dispose of all or a portion of its shares of Common Stock, to continue to hold such shares for investment purposes, to continue to hold such shares and actively seek, through one or more means, to obtain or influence control of the Company, and/or to take any other available course of action. In this regard, CVI intends to continuously review its investment in the Company and may in the future determine to change its plans and proposals relating to the Company. In reaching any conclusion as to its future course of action, CVI will take into consideration various factors, including the Company's business and prospects, developments concerning the Company, other business and investment opportunities available to CVI, developments with respect to the business of CVI, and general economic conditions and stock market conditions.

Item 5.           Interest in Securities of the Issuer.

                  Item 5 is hereby amended and supplemented to include the following information:

                  "Based upon the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 and giving effect to the conversion of the Preferred Shares held by CVI, the number of shares of Common Stock outstanding is 11,579,238.

                  As of the date hereof, CVI is the beneficial owner of 6,393,145 shares of Common Stock, or 55.2% of the currently outstanding Common Stock. CVI's beneficial ownership reported herein does not take into account 76,426,319 shares of Common Stock of the Company potentially issuable upon conversion of all outstanding shares of Series A Preferred Stock not owned by CVI (assuming a conversion price of $0.129 per share determined with reference to the closing bid prices for the Company's Common Stock on the ten trading days preceding December 12,

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CUSIP No.  783975 10 5                                       Page 5 of  6 Pages
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1996). If such shares were included in this calculation, CVI's percentage beneficial ownership would be 7.26%. See Items 3 and 4 for a further discussion with respect to such other purchasers. CVI's beneficial ownership of the shares of Common Stock is direct. CVI has sole voting and dispositive power with respect to such shares.

                  To the best knowledge of CVI, none of the individuals listed in Item 2 of the Initial Filing beneficially owns any Common Stock other than through their ownership interest in CVI. Neither CVI, nor to the best of CVI's knowledge, any of such individuals has effected any transactions in the Common Stock during the past 60 days other than CVI's conversion of the Preferred Shares into shares of Common Stock."

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CUSIP No.  783975 10 5                                       Page 6 of  6 Pages
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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 13, 1996
Date                    CAPITAL VENTURES INTERNATIONAL

                        By:  Bala International, Inc. (f/k/a Arbit Inc.),
                               pursuant to a Limited Power of Attorney,
                               a copy of which is filed as an exhibit hereto



                        By:    /s/ Arthur Dantchik
                           ----------------------------------------------------
                                   Arthur Dantchik, Director